April 2, 2015

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	InvenSense, Inc.
Form 10-K for the Fiscal Year Ended March 30, 2014
Forms 10-Q for Fiscal Quarters Ended
September 28, 2014 and December 28, 2014
Response dated March 2, 2015
File No. 001-35629

Dear Mr. James:

On behalf of InvenSense, Inc. (the “Company”) find enclosed herewith responses to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated March 10, 2015. Below we have noted the Staff’s comments in italic fact type and the Company’s responses in regular type.

Form 10-K for the Fiscal Year Ended March 30, 2014

Item 8. Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Segment Information, page 71

1. We note from your business description on page 65 that you sell accelerometers, gyroscopes and microphones. Please revise future filings to provide the disclosure required by FASB ASC 280-10-50-40 with respect to your revenues for each product or service or each group of similar products and services.

Response

In the past several years, our products have evolved from single-chip gyroscopes to multiple sensors on a single chip. Our current products are single chips which contain both gyroscopes and accelerometers. In other words, the items identified in your letter were once products, but are now components of our primary products.

With respect to our current microphone products, which have not yet been integrated into our multi-sensor platform, they represent less than 5% of total revenue for the fiscal year ended March 30, 2014 and are therefore not material. Furthermore, it is the Company’s intention to incorporate the microphone products onto our platform in the future. Thus, like the gyroscopes and accelerometers, the microphone products will likely become a component of our future products instead of a stand-alone product.

Accordingly, we believe our filings were in compliance with FASB ASC 280-10-50-40. We will update our business section in Note 1 to the Consolidated Financial Statements in the 10-K for the year ending March 29, 2015 to reflect the current perspective of products.

Note 8. Acquisition, page 87

2. We note your response to comment 2. In the fifth introductory paragraph of your pro forma financial statements in Exhibit 99.2 of Amendment No. 1 of your Form 8-K filed January 16, 2014, you alerted investors that future results may be impacted by events similar to those described in Note 4 to the audited Microphone Product Line financial statements where the Microphone Product Line’s parts are not included in the next generation of a customer’s product. In future filings, where you include the pro forma information for this acquisition, please also provide similar disclosure to that referred to above.

Response

We note the disclosure contained in Note 4 to the audited Microphone Product Line financial statements:

Concentration of Revenue

Due to the nature of the Product Line’s business, it is dependent on one key customer for a significant portion of its revenues. During the nine months ended August 3, 2013, one customer accounted for 99% of total Product Line sales. …. During the nine-month period ended August 3, 2013, the Company was informed by this customer that the Product Line’s parts would not be included in the next generation of the customer’s product.

As well as the disclosure in the fifth introductory paragraph to the pro forma financial statements:

The unaudited pro forma combined condensed financial information is for informational purposes only and does not purport to represent what the Company’s actual results would have been if the acquisition had been completed as of the date indicated above, or that may be achieved in the future. For example future results may be impacted by events similar to those described in Note 4 to the audited Microphone Product Line financial statements where the Microphone Product Line’s parts are not included in the next generation of a customer’s product. The unaudited pro forma combined condensed statement of income does not include the effects of any cost savings from operating efficiencies or synergies that may result from the acquisition.

Such disclosure is clearly material to the financial statements of the separate microphone product line, However, when taken in the context of the consolidated financial statements as a whole, we believe such disclosure is not necessary as part of our consolidated footnotes. Our disclosure regarding the impact of the Microphone Product Line in our 2014 10-K included the following statement:

The amounts of revenue and earnings of the Microphone Product Line since the acquisition date included in the consolidated statements of operations for the current reporting periods have not been presented because the impact was not material to the Company’s consolidated results of operations.

The inclusion of language discussing the decision of a customer not to include the Company’s microphone in its next generation product would then require even more discussion about sales to this customer, which we believe is more disclosure than is warranted for this product line. To make it clear that microphone sales have remained at a low level of consolidated sales, we will include the following disclosure in the acquisition footnote in our annual financial statements for Fiscal 2015 following the presentation of pro forma information regarding the Microphone Product Line:

Following the acquisition, sales of microphone products have been less than 10% of consolidated revenues for the five months ended March 30, 2014 and the twelve months ended March 29, 2015.

Exhibits 31.1 and 31.2

3. We have considered your responses to comments 3 and 6. As previously requested, please file the amendments to your Form 10-K and Forms 10-Q that include the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Response

We respectfully note the Staff’s comment and reference our discussions with the Staff. We resubmit our response to comment 6 in our letter to the Staff dated March 2, 2015 for further consideration. In further support of our position, we note there are numerous forms used throughout the government and legal system that are considered certifications despite the fact such form does not contain a statement that the individual signing the form is certifying to the contents. For example, the SEC’s Statement of Changes of Beneficial Ownership of Securities on Form 4 requires the reporting person or an individual authorized on such reporting person’s behalf to sign the Form 4 without any reference to such form being a certification. However, if a reporting person signs such form and the information reported therein is incorrect, liability attaches because the reporting person’s signature on the form is dispositive of the fact the reporting person considers the information to be true. In addition, numerous certification forms used in the U.S. Federal Appellate Courts, such as Form 6 which is the certificate of compliance required to be submitted by attorneys under Federal Rule of Appellate Procedure 32(7)(c), are considered valid certifications despite lack of inclusion of the words “I, certify, that.” Such forms do require a signature and date as these two elements are the essential components of any certification. We respectfully submit that we will correct the certifications in future filings.

In response to the Staff’s comment and our discussions with the Staff, we will file an abbreviated amendment to our Form 10-K for the fiscal year ended March 30, 2014 to amend Exhibit 31.1 and Exhibit 32.2 to correct the deficiencies in the introductory language in paragraph 4. Such amended certifications will appear exactly as presented in Item 601 of Regulation S-K.

Please direct any comments or inquiries regarding the foregoing to me at (408) 501-2220 or by email at mdentinger@invensense.com or to our counsel, Heidi Mayon at (415) 983-1021 or by email to heidi.mayon@pillsburylaw.com.

Sincerely,

/s/ Mark Dentinger
Mark Dentinger Chief Financial Officer InvenSense, Inc.